SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 9, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations 55 (61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations 1 (212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration CNPJ/MF Nº 76.535.764/0001-43
Board of Trade NIRE 53 3 0000622 9
Publicly Traded Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
held on September 8, 2003.
(Drawn up in summary form, as pursuant to the authorization
contained in the 1st paragraph of article 130 of Law no. 6,404/76)

1) Date, time and place: On September 8 (eight), 2003 at 2:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company”), in the City of Brasília – Federal District, at SIA SUL – ASP - Lote D, Bloco B; 2) Summons: A notice published in accordance with the terms of article 124 of Law no. 6,404/76, in the Gazeta Mercantil and Valor Econômico newspapers issued on August 7, 8 and 11, 2003, Jornal de Brasília newspaper issued on August 7, 8 and 9, 2003 and the Federal Official Journal of August 8, 11 and 12, 2003, of which was granted to the Company shareholders a period for verification and analysis of the agenda of more than 30 (thirty) days from the first publication; 3) Roll Call: Shareholders representing more than 2/3 (two thirds) of the voting capital stock, according to the records and signatures contained in the Roll Call Book of the Shareholders; the representative of the Company, Mr. Amir Achcar Bocayuva Cunha; representative of the Fiscal Council, Mr. Gilberto Braga;4) Board: At the beginning of the Meeting, Mr. Amir Achcar Bocayuva Cunha, by acclamation, took the position of chairman in the terms of article 17 of the Company Bylaws, and invited Mr. Carlos Frederico Lucchetti Bingemer to act as secretary of the meeting; 5) Order of the Day: The chairman of the meeting asked the secretary to read the Order of the Day, to wit: 1 – Approve the inclusion of article 28-A in the Bylaws of the Company, as follows: “Article 28-A – The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory committees, board of directors or fiscal council; or (ii) have interests which conflict with those of the Company. First Paragraph - The Board member appointed by the undersigned company of the shareholder’s agreement filed at the headquarters of the Company which are directly or indirectly involved in competition, shall not be allowed to vote in matters that, due to the competitive case, imply in a conflict of interests. Second Paragraph - It is the responsibility of the Chairman of the Board to declare the suspension of the vote of the impeded board member.”; 2 – Approve the inclusion of article 47 in the Bylaws of the Company, as follows: “Article 47 – The Company’s corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses. First Paragraph - The Company shall not register the acquisition of shares of its issuance which are deemed to create the impediment mentioned in the article herein. Second Paragraph - The shareholder that, due to his/her ownership of shares, is involved in the impediment mentioned in the article herein, is bound to not exercising the right to vote in the circumstance of impediment, without affecting the General Meeting attributions foreseen in article 120 of Law No. 6,404/76.” 6) Deliberations: Following the discussion about the Order of the Day and explanations concerning the understanding of the Brazilian Securities and Exchange Commission (CVM) and co substantiated in the Official Letter/CVM/SEP/GEA no. 3/342/03, duly supplemented by Official Letter/CVM/SEP/GEA no. 3/345/03, the shareholders approved unanimously on: 1- the inclusion of Art. 28-A in the Bylaws of the Company, which comes into effect through the following text: “Article 28-A – The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory committees, board of directors or fiscal council; or (ii) have interests which conflict with those of the Company”; 2- the inclusion of Art. 47 in the Bylaws of the Company, which come into effect with the following text: “Article 47 – The Company’s corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses”. 7) Notes: The abstention of the shareholder Kenneth Gerald Clark Junior was registered. Declarations of vote were presented, which were filed in the Company’s headquarters. 8) Adjournment: With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein, pursuant to the first paragraph of article 130 of Law No. 6,404/76. After the minutes were read, they were approved by all the shareholders in attendance and signed by the member of the board, in conformity with that which is established in article 130 of Law 6,404/76. The publication of the foregoing minutes was authorized with the omission of the signatures of the shareholders.

Amir Achcar Bocayuva Cunha Chairman	Carlos Frederico Lucchetti Bingemer Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer